John Hancock Investors Trust
601 Congress Street
Boston MA 02210

February 9, 2018
VIA EDGAR

Sonny Oh
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	John Hancock Investors Trust
File Nos. 333-222087 & 811-04173

Dear Mr. Oh,

We have reviewed the Staff’s comments on the registration statements filed on Form N-2 on December 15, 2017 (the “Registration Statement”) for the John Hancock Investors Trust (the “Fund”).  Below is a summary of the comments regarding the Registration Statement provided by the Staff on Tuesday, January 16, 2018. We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  It is anticipated that the Fund will seek effectiveness of its Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment.  The Fund will, in connection therewith, make the requested representations and file the necessary acceleration request.

Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in its Registration Statements.

JOHN HANCOCK INVESTORS TRUST

WRAPPER PAGES

Comment: Facing Page

1.	Please revise the approximate date of the proposed public offering to clarify the anticipated public offering dates for this Registration Statement.

Response: In response to this comment, the Fund has revised the disclosure on the Facing Page to read as follows:

~~From time to time~~Commencing as soon as practicable after the effective date of this Registration Statement and continuing from time to time thereafter.

PROSPECTUS

Comment: Cover Page (Page i) and Back Page — Common Shares

2.	Please confirm the number of shares offered under this Registration Statement.

Response: The Fund confirms that the number of common shares stated on the facing page shall be the number of common shares to be registered under this Registration Statement.

Comment: Cover Page — Website Reference (Page ii)

3.
The John Hancock website address provided at which copies of the Fund’s annual report, semi-annual report, and other information about the Fund may be obtained should be specific to the information cited and should direct a shareholder to the exact webpage at which the cited information is located. Please update the website accordingly.

Response:  The Fund notes that the website address provided takes an investor to the John Hancock funds complex website, where the Fund’s specific web page is clearly marked. Due to the fact that this disclosure is complex-wide in nature, the Fund declines to change the website address, as doing so would create unnecessary complexity in the various funds’ disclosures.

Comment: Investment Strategy — Prospectus Summary (Page 1) and Prospectus Details (Page 17)

4.
Because “Portfolio Turnover Risk” is included under “Fund Summary - Principal Risks,” please add appropriate disclosure in the “Prospectus Summary - Investment Strategy” section, as well as the detailed discussion “Investment Strategies” section.

Response: Because high portfolio turnover is not a principal risk of the Fund, the Fund will remove this risk from “Fund Summary – Principal Risks.”

Comment: Summary of Risks — General Risks

5.
The disclosure in “Portfolio Summary - General Risks - Tax Risks” (Page 5) of the prospectus indicates that Congress is currently considering numerous proposals to change the tax code. Please revise this disclosure to reflect the recent passing and singing into law of the Tax Cuts and Jobs Act.

Response: In response to this comment, the Fund has removed the disclosure at the end of the second paragraph of “Prospectus Summary - General Risks - Tax Risks” as follows:

~~For instance, Congress is considering numerous proposals to decrease the federal budget deficit, some of which include further increasing U.S. federal income taxes or decreasing certain favorable tax treatments currently included in the Code.~~

6.	Because “Secondary Market for the Common Shares” is included under “Risk Factors,” please add corresponding disclosure under “Prospectus Summary - General Risks.”

Response: In response to this comment, the Fund will add back the “Secondary Market for the Common Shares” disclosure.

7.
Because “Issuer risk” was included in the Fund’s registration statement filed December 18, 2014, please either add corresponding disclosure under “Prospectus Summary - Strategy Risks” or explain why it was appropriate to remove this risk.

Response: The Fund believes “Issuer risk” is currently appropriately covered under both “Credit and counterparty risk” and “Fixed-income securities risk.” Accordingly, the Fund respectfully declines to make this change.

8.
Because “Real Estate Investment Trusts (“REITs”) Risk” and “Warrants Risk” are included under “Prospectus Summary - Principal Risks,” please add investing in REITs and warrants as principal strategies under “Prospectus Summary - Investment Strategy,” as well as the detailed “Investment Strategies” section.

Response: The Fund notes that it includes a description of warrant investments in the second sentence under “Prospectus Summary - Investment Strategy,” and therefore respectfully declines to make any change to its disclosure. The current disclosure reads as follows:

“The Fund emphasizes corporate debt securities which pay interest on a fixed or contingent basis and which may possess certain equity features, such as conversion or exchange rights, warrants for the acquisition of the stock of the same or different issuers, or participations based on revenues, sales or profits.” (Emphasis added.)

The Fund does not invest in REITs as part of its principal investment strategies, so the Fund will delete references to REITs risk.

9.
Please confirm that disclosure regarding the Fund’s use of derivatives is not generic and is consistent with staff guidance in the Letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute, dated July 20, 2010. In addition, please revise the disclosure in the detailed “Investment Strategies” section (Page 17) to identify the specific derivatives and hedging strategies the Fund may utilize, in particular those listed in the “Hedging, Derivatives and Other Strategic Transactions Risk” section.

Response: In response to this comment, the Fund has revised the disclosure in the “Prospectus Summary - Investment Strategy” and detailed “Investment Strategies” sections to read as follows:

The Fund also may purchase and sell derivative instruments, including foreign currency forward contracts, foreign currency swaps, futures contracts, swaps, including credit-default swaps and interest-rate swaps, and options, including currency options.

Comment: Summary of Fund Expenses (Page 13)

10.	Please confirm that the annual expenses expressed in the “Annual Expenses” fee table include the effect of the Fund’s leveraged transactions.

Response: The Fund so confirms.

11.	Please clarify the term “borrowed funds” in Footnote 4 to the “Annual Expenses” fee table.

Response: In response to this comment, Footnote 4 to the Annual Expenses table has been revised as follows:

(4) The Fund uses leverage by borrowing under a liquidity agreement. “Interest payment on borrowed funds” includes all interest paid in connection with outstanding loans.

Comment: Market and Net Asset Value Information (Page 16)

12.	Please revise the cross-reference at the end of the second paragraph to include a citation to “Secondary Market for Common Shares.”

Response: In response to this comment, the Fund has revised the cross reference at the end of the second paragraph to read as follows:

Shares of common stock of closed-end investment companies frequently trade at a discount from NAV. See “Risk Factors—General Risks—Market Discount Risk” and “—Secondary Market for Common Shares.”

Comment: Investment Strategies — Other Investment Policies — Borrowing (Page 24)

13.
Please revise the second sentence of the “Borrowing” section under “Other Investment Policies” to state that the Fund utilizes leverage through reverse repurchase agreement proceeds. This revision is consistent with disclosure elsewhere in the Registration Statement.

Response: In response to this comment, the Fund has revised the disclosure in the second paragraph under “Borrowing” to read as follows:

The Fund is authorized to utilize leverage through borrowings, reinvestment of securities lending collateral or reverse repurchase agreement proceeds, and/or the issuance of preferred shares, including the issuance of debt securities.

Comment: Risk Factors (Page 27)

14.
The opening paragraph of the “Risk Factors” section uses in separate instances the terms “principal risks,” “main factors,” and “primary factors” when referencing the same principal risks of the Fund. Please remove the references to “main factors” and “primary factors” and use the terms “principal factors” or “non-principal factors” when differentiating between the Fund’s principal and non-principal risk factors.

Response: In response to this comment, the Fund has revised the disclosure under “Risk Factors” to read as follows:

The principal risks of investing in the Fund are summarized in the Prospectus summary above. Below are descriptions of the ~~main~~ principal factors that may play a role in shaping the Fund’s overall risk profile. For further details about fund risks, including additional risk factors that are not discussed in this prospectus because they are ~~not~~ considered ~~primary~~ non-principal factors, see the Fund’s Statement of Additional Information (SAI).

Comment: Risk Factors — Lower-Rated and High-Yield Fixed-Income Securities Risk (Page 34)

15.
Please revise the disclosure under “Risk Factors - Lower-Rated and High-yield Fixed-Income Securities Risk” to make clear that “high-yield” fixed-income securities and “below investment grade” securities refer to the same category of securities.

Response: In response to this comment, the Fund has revised the disclosure in the first paragraph of “Risk Factors - Lower-Rated and High-Yield Fixed-Income Securities Risk” to read as follows:

Lower-rated fixed-income securities and high-yield fixed-income securities (both commonly known as “junk bonds”) are subject to the same risks as other fixed-incomes but have greater credit quality risk and may be considered speculative.

Comment: Risk Factors — Hedging, Derivatives and Other Strategic Transactions Risk (Page 34)

16.
Because equity-linked notes are referenced under “Prospectus Summary - Strategy Risks - Hedging, Derivatives and Other Strategic Transactions Risk”, please reference investments in equity-linked notes under “Risk Factors - Hedging, Derivatives and Other Strategic Transactions Risk.”

Response: As the Fund does not invest in equity-linked notes as a principal investment strategy, the Fund will remove this risk from “Prospectus Summary - Strategy Risks - Hedging, Derivatives and Other Strategic Transactions Risk.”

Comment: U.S. Federal Income Tax Matters (Page 47)

17.
The prospectus states that the Fund is generally permitted to carry forward a net capital loss incurred in any taxable year for differing time periods depending on the date the capital loss was realized, but does not include disclosure specific to the amount of the Fund’s loss carryforward. Please include disclosure regarding the Fund’s current loss carryforward amounts.

Response: The Fund respectfully notes that detailed information regarding the Fund’s capital loss carryforward is included in the Statement of Additional Information. The information provided in the Statement of Additional Information includes the total amount available to offset future net realized capital gains of the Fund and a chart detailing the loss carryforward expiration schedule. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

Comment: Those Responsible for Management — Board Committees (Page 26)

18.	Please confirm or update the number of times each Board Committee met during the fiscal year ended October 31, 2017.

Response: The Fund so confirms.

Comment: Shareholders of The Fund — Portfolio Managers (Page 31)

19.	Please revise the first sentence of this section to reflect that the portfolio managers have primary responsibility over the day-to-day management of the Fund.

Response: In response to this comment, the Fund has added the following disclosure:

The Subadvisor handles the Fund’s portfolio management activities ~~Day-to-day management of the Fund is the responsibility of the investment professionals associated with the Subadvisor~~, subject to oversight by the Advisor. The individuals primarily responsible for ~~managing the implementation and monitoring~~ the ~~overall portfolio~~ day-to-day management of the Fund’s portfolio are listed below.

Comment: Shareholders of The Fund — Compensation of Portfolio Managers (Page 34)

20.	Please revise the disclosure accompanying the tables included in the “Compensation of Portfolio Managers” section to clarify the basis of the table and the purpose for its inclusion in the prospectus.

Response: In response to this comment, the Fund will revise this disclosure for clarity in consultation with the Fund’s subadvisors.

PART C

Comment: Item 25. Financial Statements and Exhibits (Page C-2)

21.	Please confirm that Exhibits (L) and (N) will be filed by amendment.

Response: The Fund so confirms.

Comment: Trustee Signatures

22.	Please confirm that the signature page properly reflects a valid Power of Attorney and that such Power of Attorney will be filed by amendment.

Response: The Fund so confirms.

GENERAL COMMENTS

23.	Any financial statements not required to be filed must be filed by amendment. Please note that the SEC Staff reserves the right to make further comments.

Response: The Fund respectfully acknowledges the comment.

24.
Please confirm to the staff in your response letter that the Fund has obtained or will obtain FINRA approval of the underwriting terms of the offering. Please request that a copy of the approval letter be provided directly to me in advance of any requested effective dates.

Response: The Fund so confirms and will make that request.

25.
We note that portions of the filings are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre- effective amendments.

Response: The Fund respectfully acknowledges the comment.

Thank you for your attention in these matters.  If you have any questions, I may be reached at 617-951-9068.

Sincerely,

/s/ Trayne Wheeler
Trayne Wheeler